UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________________

FORM 11-K
____________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 001-03970

ENVIRI CORPORATION SAVINGS PLAN

ENVIRI CORPORATION
Two Logan Square
100-120 North 18th Street, 17th Floor
Philadelphia, PA 19103
Telephone (267) 857-8715

Enviri Corporation Savings Plan

Financial Statements as of December 31, 2024 and 2023 and for the Year Ended
December 31, 2024 and Supplemental Schedule as of December 31, 2024

ENVIRI CORPORATION SAVINGS PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2024 and 2023	2

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024	3

Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) - December 31, 2024 *	10

Signatures	11

Exhibit Index	12

*Other schedules required by 29 CFR 220.103-10 of the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Enviri Corporation Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Enviri Corporation Savings Plan (formerly Harsco Corporation Savings Plan), (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Plan Merger

As further discussed in Note 9, effective April 1, 2024 the Harsco 401(k) Retirement Savings Plan merged with and into the Plan and the Harsco 401(k) Retirement Savings Plan ceased to exist as a separate plan as of that date. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2020.
Kingston, NH
June 20, 2025

ENVIRI CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND DECEMBER 31, 2023

(in thousands)	2024	2023

ASSETS
Investments, at fair value	$78,826	$40,314
Plan interest in Master Trust (Note 3)	1,564	2,085
Total investments	80,390	42,399

Receivables:
Employer contributions	31	52
Participant contributions	—	31
Notes receivable from participants	2,076	514
Total receivables	2,107	597

Net assets available for benefits	$82,497	$42,996

The accompanying notes are an integral part of the financial statements.

ENVIRI CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands)	2024
Additions:
Contributions:
Participants	$6,052
Employer	2,233
Rollovers	519
Total contributions	8,804

Interest income on notes receivable from participants	116

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	5,055
Net appreciation (depreciation) in Plan interest in Master Trust (Note 3)	(267)
Dividend income	3,481
Total net investment income (loss)	8,269

Total additions	17,189

Deductions:
Benefits paid to participants	10,974
Administrative expenses	228
Total deductions	11,202

Net increase (decrease)	5,987

Net transfers in from merger of the Harsco 401(k) Retirement Savings Plan (Note 9)	33,913
Net transfers in (out) due to employee classification change (Note 1)	(399)

Net assets available for benefits
Beginning of Year	42,996
End of Year	$82,497
The accompanying notes are an integral part of the financial statements.

ENVIRI CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

1.    Plan Description

The following description of the Enviri Corporation Savings Plan, formerly named the Harsco Corporation Savings Plan, (the "Plan") provides only an abbreviated summary of the general provisions of the Plan. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees. The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), as amended, and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC").

All U.S. employees, except those who are eligible to participate in Enviri Corporation's (“the Company”) Enviri Retirement Savings and Investment Plan, formerly named the Harsco Retirement Savings and Investment Plan, (the "RSIP") who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company, are deemed "Eligible Employees.”

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company. Transfers between various Company retirement plans may also occur as Plan amendments are adopted to permit additional or restrict existing groups of Company employees participating in the Plan. These are shown as “Net transfers in (out) due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

New Eligible Employees are automatically enrolled in the Plan at a pre-tax savings rate of 3% via payroll deductions, with contributions being directed to a designated target date fund based on the participant's current age and a retirement age of 65. Employees have the option to opt out of this Plan or to contribute an amount different than the automatic contribution amount, and/or to invest in funds other than the Plan's default fund that are available within the Plan investment options. Participants not benefiting from the full employer match will be enrolled in an auto-increase of 1% annually in January until the participant meets the percentage to receive the full employer match. Employees have the option to opt out of this auto-increase.

Participants may contribute up to 75% of their annual compensation received as an employee, as defined in the Plan and subject to IRC limitations. Participant contributions may be made on a pretax basis, or participants may elect to make contributions on an after-tax basis or on an after-tax "Roth" basis, subject to limitations outlined in the Plan. Participants who are at least age 50 may make an additional "catch-up" contribution subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan ("rollover" contributions), subject to certain requirements. The Company makes matching contributions equal to 50% of the first 6% of a participant's contributions.

The Company may also make discretionary contributions, also referred to as profit sharing contributions, to the Plan under agreements with certain employee bargaining groups. These contributions may be based on a percentage of employee earnings or a fixed amount per hour worked by the employee. The Company makes annual contributions based on the union agreement requirements. During 2024, the Company made a profit sharing contribution of $31 thousand.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer matching contributions and profit sharing contributions, as well as Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The participants are 100% vested upon death, disability or the attainment of normal retirement age. Contributions made by the Company are subject to a cliff vesting schedule after three years of credited service for profit sharing contributions.

Prior to January 1, 2024, employer matching contributions were also subject to this three-year cliff vesting schedule. Effective January 1, 2024, the vesting of the Plan's employer matching contributions was changed to vest on a pro-rata basis over three years. Employer matching contributions made through December 31, 2023 will continue to vest over the three-year cliff vesting schedule and the change in the Plan's vesting schedule will apply to employer matching contributions made after the effective date. Employer matching contributions that were transferred as part of the Plan's merger with the Harsco 401(k) Retirement Savings Plan (the "HRSP") will vest under these same terms.

See Note 9, Plan Merger for additional details related to the merger of the HRSP into the Plan.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50 thousand. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined periodically by the Plan Administrator. The participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence. No more than one loan may be outstanding at any time. Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 9.50% at December 31, 2024, with maturity dates ranging from 2025 to 2038. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may receive payments based on their election of one of three options: a lump-sum amount equal to the value of the participant's vested interest in their account; a portion paid in a lump-sum, and the remainder paid later; or over annual installments, not to exceed more than 15 years.

A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the Plan Administrator that the participant is suffering from "hardship," as defined in the Plan document. A participant may also request a withdrawal from after-tax and rollover funds at any time.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Administration

Plan participants pay investment management, recordkeeping and audit fees related to maintaining the Plan as a whole. Loan setup fees and withdrawal fees are paid by the participant. Purchases and sales of the Company's common stock are assessed a commission, which is paid by the participant, at $0.02 per share. Investment related expenses are included in Net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).The Plan's Investment Committee determines the Plan's investment options utilizing information provided by the investment advisers and custodians. See Note 4, Fair Value Measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as unrealized gain and losses on investments held at year-end.

Contributions

Participant contributions are recorded in the year in which they are withheld from compensation.

Employer matching contributions are recorded in the same year that the related participant contribution is recorded. Profit sharing contributions are typically recorded as Receivables from employer contributions due to the timing difference in determining the annual amount to be paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future employer contributions, pay plan expenses or restore accounts, as directed by the Plan Administrator. In 2024, $283 thousand of forfeitures were used to offset employer contributions and $95 thousand of forfeitures were used to pay Plan expenses. Unallocated forfeitures at December 31, 2024 and 2023 were $133 thousand and $128 thousand, respectively.

Subsequent Events

The Company and the Plan have performed an evaluation of events subsequent to December 31, 2024 and concluded that all subsequent events are properly reflected in the financial statements and the accompanying notes prepared under U.S. GAAP.

3.    Master Trust

A portion of the Plan's investments are in the Company's Stock Fund (the "Master Trust"), which was established for the investment of assets of the Plan and another retirement plan sponsored by the Company. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the trustee, custodian and recordkeeper, Principal Bank, a subsidiary of Principal Financial Group. The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master Trust, plus actual contributions received and allocated investment income (losses) recognized during the year, less actual distributions and allocated administrative expenses paid during the year. At December 31, 2024 and 2023, the Plan's interest in the net assets of the Master Trust was 36.40% and 36.78%, respectively. Net investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the amount of time each of the plan's assets were invested in the Master Trust.

The following table presents the net assets in the Master Trust.

	December 31, 2024		December 31, 2023
(In thousands)	Plan	Master Trust	Plan	Master Trust
Enviri Corporation common stock	$1,532	$4,208	$2,049	$5,571
Money market mutual fund	32	89	36	98
Total	$1,564	$4,297	$2,085	$5,669

The changes in net assets of the Master Trust for the year ended December 31, 2024 consists of the following:

(In thousands)	Plan	Master Trust
Net investment income (loss)	$(267)	$(662)
Net transfers in (out)	(254)	(710)
Net increase (decrease) in assets	(521)	(1,372)
Net assets:
Beginning of year	2,085	5,669
End of year	$1,564	$4,297

At December 31, 2024 and 2023, all assets of the Master Trust (the Company's common stock and money market and mutual funds) are classified within Level 1 of the fair value hierarchy discussed in Note 4, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

4.    Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Investments in mutual funds are primarily valued at net asset value in an exchange and active market, which represents the net asset values of shares held by the Plan at year-end.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Plan believes its valuation methods are appropriate and consistent with other market participants' expectations for the Plan's investments, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement. There have been no significant changes in the valuation methodologies or transfers between levels during the years ended December 31, 2024 and 2023.

At December 31, 2024 and 2023, the Plan's investment that are not included in the Master Trust are mutual funds and are classified within Level 1 of the fair value hierarchy, due to the fact that the inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

5.    Related-Party and Party in Interest Transactions

The Plan's investments are shares of mutual funds managed by the Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, whose fees are paid by the Plan. These transactions qualify as party in interest transactions. Fees paid by the Plan for the investment management services amounted to $209 thousand during the year ended December 31, 2024 and are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Transactions in the Company's common stock also qualify as party in interest transactions. For the year ended December 31, 2024, the Plan purchased $78 thousand and sold $329 thousand of the Company's common stock on behalf of the participants.

Additionally, notes receivable from participants qualify as party in interest transactions. For the year ended December 31, 2024, the Plan received $116 thousand in interest income on notes receivable from participants.

6.    Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions and loans thereunder, subject to the provisions of ERISA. In the event of Plan termination, the accounts of each affected employee would be fully vested. Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

7.    Tax Status

The IRS has determined and informed the Company by a letter dated July 23, 2018, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified, and the related trust is tax-exempt. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan and has concluded that, as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

9.    Plan Merger

Effective April 1, 2024, all assets and remaining participants of the HRSP merged into the Plan and the HRSP ceased to exist as a separate plan as of that date.

SUPPLEMENTAL SCHEDULE
ENVIRI CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4(i) - FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER - 23-1483991
THREE-DIGIT PLAN NUMBER - 224
AS OF DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral and par or maturity value	(d) Cost	(e) Current value in thousands
*	Investments in Master Trust	Master trust	**	$1,564

	Allspring Government Money Market Fund	Mutual fund	**	3,415
	BlackRock Total Return Fund	Mutual fund	**	336
	Dodge & Cox Stock Fund	Mutual fund	**	2,487
	DWS RREEF Real Assets Fund	Mutual fund	**	1
	EuroPacific Growth Fund	Mutual fund	**	1,367
	JPMorgan Large Cap Growth Fund	Mutual fund	**	153
	Loomis Sayles Global Bond Fund	Mutual fund	**	14
	MainStay Winslow Large Cap Growth Fund	Mutual fund	**	8,950
	MFS Mid Cap Growth Fund	Mutual fund	**	414
	Neuberger Berman Genesis Fund	Mutual fund	**	1,188
*	Principal Investors Fund Inc - Real Estate Securities Fund	Mutual fund	**	585
	T Rowe Price Retirement 2005 Fund	Mutual fund	**	405
	T Rowe Price Retirement 2010 Fund	Mutual fund	**	246
	T Rowe Price Retirement 2015 Fund	Mutual fund	**	354
	T Rowe Price Retirement 2020 Fund	Mutual fund	**	1,883
	T Rowe Price Retirement 2025 Fund	Mutual fund	**	7,866
	T Rowe Price Retirement 2030 Fund	Mutual fund	**	6,186
	T Rowe Price Retirement 2035 Fund	Mutual fund	**	9,066
	T Rowe Price Retirement 2040 Fund	Mutual fund	**	6,394
	T Rowe Price Retirement 2045 Fund	Mutual fund	**	4,994
	T Rowe Price Retirement 2050 Fund	Mutual fund	**	4,019
	T Rowe Price Retirement 2055 Fund	Mutual fund	**	5,682
	T Rowe Price Retirement 2060 Fund	Mutual fund	**	2,020
	T Rowe Price Retirement 2065 Fund	Mutual fund	**	1,422
	Vanguard Extended Market Index Fund	Mutual fund	**	162
	Vanguard Inflation-Protected Securities Fund	Mutual fund	**	134
	Vanguard Institutional Index Fund	Mutual fund	**	8,045
	Vanguard Mid-Cap Value Index Fund/Open-end Fund	Mutual fund	**	362
	Vanguard Total Bond Market Index Fund	Mutual fund	**	625
	Vanguard Total International Stock Index Fund	Mutual fund	**	51
	Total mutual funds			78,826
*	Notes receivable from participants - Interest at 4.25% to 9.50%, fully secured by vested benefits, due 2025 to 2038	Participant loans		2,076
				$82,466

* Party in interest.
** Cost information is not presented because investments are participant directed.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ENVIRI CORPORATION SAVINGS PLAN

Date	June 20, 2025	/s/Russell C. Hochman
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

Number	Description

23.1	Consent of Caron & Bletzer, PLLC (filed herewith)